EXHIBIT 99.1

NeuroDerm Announces Fourth Quarter and 2014 Fiscal Year Financial Results and Provides a Corporate Update

REHOVOT, Israel. – April 2, 2015 – NeuroDerm Ltd. (NASDAQ: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) diseases, today announced financial results for the fourth quarter and fiscal year ended December 31, 2014.

“We made significant progress in the past year advancing our portfolio of next-generation treatments for Parkinson’s disease. In the fourth quarter, we were pleased to announce the positive results of our Phase II trial with ND0612L, our low-dose product candidate intended for moderate stage Parkinson’s disease, as well as the positive topline final results of our Phase IIa trial with ND0612L and ND0612H, our high-dose product candidate intended for advanced stage Parkinson’s disease. These results reinforce our belief that our product candidates could allow Parkinson’s disease patients to benefit from continuous, subcutaneous delivery of levodopa/carbidopa (LD/CD), including offering patients with severe Parkinson’s disease an effective alternative to highly invasive current treatments requiring surgery,” said Oded Lieberman, PhD, CEO of NeuroDerm.

“Looking ahead, in the first half of 2015, we plan to initiate a pilot pharmacokinetic study with ND0612H, comparing it to Duodopa®, and pending its outcome, we intend to initiate in the second half of 2015 a pharmacokinetic similarity study of ND0612H to Duodopa that was required by the EMA as the basis for approval. A Phase II study for ND0612H is also planned to commence in the United States in the second half of 2015. Additionally, upon FDA approval, we plan to initiate the pivotal and safety studies of ND0612L in the United States and Europe in the second half of 2015.”

Recent Highlights

Phase IIa Pharmacokinetic Study of ND0612H and ND0612L in Parkinson’s Disease Patients

On December 30, 2014, NeuroDerm announced topline results of its Phase IIa pharmacokinetic study of ND0612H and ND0612L in Parkinson’s disease patients. The results showed that continuous, subcutaneous delivery of NeuroDerm’s primary, proprietary liquid LD/CD product candidates, ND0612H and ND0612L, led to clinically-significant continuous plasma levodopa levels. The results also suggest that the LD levels obtained with ND0612H may be sufficient to effectively treat the majority of severe patients who are considered candidates for treatment with either Duodopa or Deep Brain Stimulation.

American Academy of Neurology Annual Meeting – April 18 - 25, 2015

Updated topline results of the company’s Phase II study assessing the safety, tolerability and pharmacokinetics (PK) of ND0612L will be presented at the American Academy of Neurology (AAN) 67th Annual Meeting taking place from April 18 to 25, 2015 in Washington, DC. The positive topline results of the study were initially presented at The Michael J. Fox Foundation’s 2014 Parkinson’s Disease Therapeutics Conference in October 2014. The data showed that patients with moderate to severe Parkinson’s disease who received continuous, subcutaneous doses of ND0612L exhibited clinically significant reduction in fluctuations of plasma levodopa concentrations compared to patients receiving a placebo. Patients receiving ND0612L also experienced a corresponding in-clinic two-hour reduction over placebo in “off” time, improved sleep, better quality of life and global clinical improvement without an increase in troublesome dyskinesia.

Financial Results for the Quarter Ended December 31, 2014

Research and development expenses, net were $3.4 million in the three months ended December 31, 2014 compared to $0.9 million in the same period in 2013. The increase resulted primarily from an increase in payroll and related expenses mainly as a result of an increase in share-based payments and due to advancing our clinical studies for ND0612H and ND0612L.

General and administrative expenses were $2.8 million in the three months ended December 31, 2014 compared to $0.2 million for the quarter ended December 31, 2013. The increase was primarily due to an increase in payroll and related expenses mainly as a result of an increase in share-based payments. In the quarter ended December 31, 2014, all expenses associated directly with the IPO process were deducted from additional paid-in capital and not recognized in general and administrative expenses.

The company reported a net loss of $20.3 million in the three months ended December 31, 2014 compared to $44.3 million for the same period in 2013. The loss in the three months ended December 31, 2014 was mainly due to non-cash financial expenses net of $13.5 million compared to $43.2 million for the quarter ended December 31, 2013, both primarily related to the fair value of the company’s convertible loans, embedded derivatives and financial instruments.

Financial Results for the Fiscal Year Ended December 31, 2014

Research and development expenses, net were $8.1 million in the twelve months ended December 31, 2014 compared to $2.6 million in the same period in 2013. The increase resulted primarily from an increase in payroll and related expenses as a result of the recruitment of new employees, an increase in share-based payments, and costs related to advancing our clinical studies for ND0612H and ND0612L.

General and administrative expenses were $5.3 million in the twelve months ended December 31, 2014 compared to $0.6 million for the fiscal year ended December 31, 2013. The increase was primarily due to increased legal and accounting costs, associated with the IPO process that were accumulated in general and administrative expenses in the first three quarters of 2014.

The company reported a net loss of $29.9 million in the twelve months ended December 31, 2014 compared to $86.9 million for the same period in 2013. The loss in the twelve months ended December 31, 2014 was mainly due to non-cash financial expenses net of $16.5 million compared to $83.6 million for the year ended December 31, 2013, both primarily related to the fair value of the company’s convertible loans, embedded derivatives and financial instruments.

As of December 31, 2014, the company had cash and cash equivalents totaling $43.2 million. The aggregate net proceeds to NeuroDerm from the IPO, after deducting underwriting discounts and commissions, and offering costs deducted from the additional paid-in capital, were $40.7 million.

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About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. In Parkinson’s disease, the company has four product candidates which offer a solution for almost every Parkinson’s disease patient from moderate to the very severe stage of the disease. The company has developed a line of levodopa-carbidopa (LD/CD) product candidates administered through a small belt pump that delivers a continuous, controlled dose of LD/CD. The LD/CD line of product candidates includes: ND0612L and ND0612H, delivered subcutaneously, for moderate and for advanced Parkinson’s disease patients, respectively, and ND0680 for a subset of severe Parkinson’s disease patients whose symptoms have advanced to a more acute stage, requiring even higher doses of LD/CD. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park, Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our prospectus filed with the Securities and Exchange Commission on November 13, 2014. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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NeuroDerm Contact:

Oded S. Lieberman, PhD MBA, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729

Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1762

U.S. Media Contact:

Hollister Hovey

Lazar Partners Ltd.

hhovey@lazarpartners.com

+212-867-1762

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NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands)

	December 31,
Assets:	2013	2014

Current Assets:
Cash and cash equivalents	$2,435	$43,238
Prepaid expenses and receivables	537	506
	2,972	43,744
Non-Current Assets:
Restricted bank deposit	-	50
Property, plant and equipment	78	120
	78	170
Total Assets	$3,050	$43,914

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NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands)

	December 31,
Liabilities and Shareholders’ deficit:	2013	2014

Liabilities:

Current Liabilities:
Accounts payable:
Trade	$19	$54
Other	1,707	3,354
	1,726	3,408
Shareholders payable	-	1,037
	1,726	4,445
Non-Current Liabilities:
Convertible loans	3,249	-
Warrants	1,721	-
	$4,970	-
Total Liabilities	$6,696	$4,445

Shareholders’ Equity (Deficit):
Share capital:
Ordinary Shares, NIS 0.01 par value – authorized – 131,158,240 shares at December 31, 2013 and 2014, issued and outstanding – 392,320 and 16,996,960 shares at December 31, 2013 and 2014, respectively	*	25
A1 Ordinary Shares, NIS 0.01 par value – authorized – 361,760 shares at December 31, 2013 and 2014, issued and outstanding – 361,760 shares and 0 at December 31, 2013 and 2014, respectively	*	-
A2 Ordinary Shares, NIS 0.01 par value – authorized – 104,400 shares at December 31, 2013 and 2014, issued and outstanding – 104,400 shares and 0 at December 31, 2013 and 2014, respectively	*	-
A Preferred Shares, NIS 0.1 par value – authorized – 4,695 shares at December 31, 2013 and 2014, issued and outstanding – 3,130 shares and 0 at December 31, 2013 and 2014, respectively	*	-
A1 Preferred Shares, NIS 0.1 par value – authorized – 350,000 shares at December 31, 2013 and 2014, issued and outstanding –104,801 shares and 0 at December 2013 and 2104, respectively	3	-
Additional paid-in capital	100,060	167,281
Share-based compensation capital reserve	775	5,091
Accumulated deficit	(102,765)	(132,629)
Foreign currency translation differences	(1,719)	(299)
Total Shareholders' Equity (Deficit)	(3,646)	39,469
Total Liabilities And Shareholders' Equity (Deficit)	$3,050	$43,914

*         Represents amount less than $1 thousand.

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NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(U.S. dollars in thousands, except per share data)

	Year ended December 31,		Three months ended December 31,
	2013	2014	2013	2014

Operating expenses:
Research and development	$3,426	$8,992	$1,073	$3,507
Participation in research and development	(808)	(927)	(155)	(84)
Research and development, net	2,618	8,065	918	3,423
General and administrative	628	5,316	180	2,764
Operating loss	3,246	13,381	1,098	6,187
Financial income	3	9,601	3	9,310
Financial expenses	83,650	26,084	43,177	23,422
Financial expenses, net	83,647	16,483	43,174	14,112
Net loss	86,893	29,864	44,272	20,299
Other comprehensive loss -
Items that will not be reclassified
To profit or loss -
Foreign currency translation differences	2,021	(1,420)	181	(860)
Total comprehensive loss	$88,914	$28,444	$44,453	$19,439
Basic and diluted loss per ordinary share	$221.49	$12.97	$112.85	$2.55

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NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Year ended December 31,			Three months ended December 31,
	2013		2014	2013		2014
Cash Flows From Operating Activities:
Net loss		$(86,893)	$(29,864)		$(44,272)	$(20,299)
Adjustments in respect of:
Depreciation		35	43		9	16
Capital loss		-	12		-	-
Interest and exchange differences of convertible loans		1,799	*		231	*
Changes in fair value of embedded derivatives		47,124	905		11,609	226
Changes in fair value of warrants		1,195	1,794		(2,127)	1,909
Fair value income on convertible loan designated at fair value through profit or loss		-	(8,699)		-	(9,767)
Day 1 loss recognition		-	23,302		-	23,302
Loss from induced conversion		33,444	-		33,444	-
Issuance costs in respect of convertible loans and warrants issued and exercise of warrants		-	116		-	14
Share-based compensation to employees and service providers		184	4,316		26	4,270
Exchange differences in respect of cash and cash equivalents		79	(891)		21	(715)
		83,860	20,898		43,213	19,255
Changes in asset and liability items:
Increase in prepaid expenses and receivables		(354)	(29)		(268)	(135)
Increase (decrease) in accounts payable:
Trade		(233)	40		(25)	(148)
Other		1,085	975		1,032	(1,361)
		498	986		739	(1,644)
Interest received from restricted bank deposits		4	-		4	*
Net cash used in operating activities		(2,531)	(7,980)		(316)	(2,688)
Cash flows from investing activities:
Purchase of property, plant and equipment		(7)	(120)		(5)	-
Sale of property, plant and equipment		-	3		-	-
Restricted bank deposits, net		677	(50)		(4)	3
Net cash provided by (used in) investing activities		670	(167)		(9)	3
Cash flows from financing activities:
Issuance of ordinary share, net of issuance costs		-	40,729		-	40,729
Convertible loans and warrants issued, net of issuance costs		3,200	7,717		3,200	-
Exercise of warrants, net of issuance costs		-	784		-	784
Net cash provided from financing activities		3,200	49,230		3,200	41,513
Increase in cash and cash equivalents		1,339	41,083		2,875	38,828
Balance of cash and cash equivalents at beginning of year		1,847	2,435		325	4,508
Foreign currency translation differences
in respect of cash and cash equivalents		(672)	(1,171)		(744)	(813)
Exchange differences in respect of cash and
cash equivalents		(79)	891		(21)	715
Balance of cash and cash equivalents at end of year		$2,435	$43,238		$2,435	$43,238
Supplementary information:
Interest received from cash and cash equivalents	$	*	$2	$	*	$2
Financing activities not involving cash flows -
Conversion of Convertible Loans		$62,668	$27,765		-	$27,765

*        Represents amount less than $1 thousand.

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